October 27, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lincoln Educational Services Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 11, 2010

Definitive Proxy Statement
Filed March 24, 2010

Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 0-51371

Dear Mr. Spirgel:

We enclose for your review Lincoln Educational Services Corporation’s (the “Company”) responses to the letter (the “Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission to the Company dated September 30, 2010, relating to the Company’s Form 10-K for the year ended December 31, 2009, Form 10-Q for the quarterly period ended June 30, 2010 and its Definitive Proxy Statement.  For convenience of reference, the comments in the Letter have been repeated below.

In certain of our responses to your comments, we indicate that we will provide additional disclosures in future filings.  The actual disclosure we make in future filings will necessarily be determined at the time of the filings and will reflect developments, including any changes in the Company’s compensation practices and plans or the Securities and Exchange Commission’s disclosure requirements.

Form 10-K for the Year Ended December 31, 2009

Accreditation. page, 10

1.
Comment:  We note that three of your schools are currently undergoing re-accreditation and that the required re-accreditation dates for such schools were in August and November 2009. In future filings please disclose why such schools have not completed their re-accreditation and indicate the portion of your revenues attributable to such schools.

Response:  The Accrediting Commission for Career Schools and Colleges (“ACCSC”) renewed the accreditation of all three schools.  ACCSC renewed the accreditation of the Mahwah campus for a period of five years going forward from August 2009.  ACCSC renewed the accreditation of each of the Melrose Park and the Hartford campuses for a period of five years going forward from November 2009.  In future filings, the Company will disclose why such schools have not completed their re-accreditation.  The Company believes, however, that the portion of revenues attributable to a particular school is not material to investors as long as the school maintains its accreditation during the renewal process.  As a result, the Company will indicate the portion of revenues attributable to such schools in the event the Company does not receive a letter from the accrediting body notifying the Company that the school maintains its accreditation while going through the renewal process.

Student loan defaults, page 15

3.	Comment: Please indicate in future filings whether you intend to appeal the DOE's draft cohort default rate which indicated that one of your institutions had a default rate over 25%.

Response:   The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s request.  Please note that the Company did appeal the DOE’s draft cohort default rate and the draft cohort default rate remains over 25%.

Eligibility and Certification Procedures, page 20

4.
Comment:  We note that nine of your institutions are provisionally certified. In future filings please disclose the basis for the provisional status of each school and disclose when you anticipate they will receive full certification.

Response:   The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s request.

Compliance with Regulatory Standards and Effect of Regulatory Violations, page 20

5.
Comment:  Please update your disclosure in future filings to reflect the status of the DOE's Compliance Assurance Program Review at BRI. If you do not yet have the formal report, your disclosure should explain the nature of the “several minor concerns” you reference on page 21.

Response:  The U.S. Department of Education conducted a Compliance Assurance Program Review at BRI on December 8 - 10, 2009.  The DOE’s report on the Compliance Assurance Program Review was provided to BRI on March 30, 2010.  BRI responded to the issues described in the Compliance Assurance Program Review report on April 29, 2010 and May 24, 2010.  On June 15, 2010, the DOE issued a Final Program Review Determination to BRI.  The Final Program Review Determination identified liabilities of $160.65 as a result of an untimely determination of a student’s withdrawal date, but required BRI to pay only $129.26 of these liabilities.  BRI has paid the $129.26 in liabilities.  The Company respectfully submits that updates to its disclosure in future filings are not necessary because the review is complete and the amount paid was immaterial.  To the extent material, the Company will include the requested disclosure in future filings.

“We are subject to fines and other sanctions” page 23

6.
Comment:  In future filings please disclose whether you reasonably believe that you have been or currently are involved in any activities that violate the restrictions on commissions, bonuses or other incentive payments to recruiters.

Response:  The Company does not believe that any of its activities violate the restrictions on commissions, bonuses or other incentive payments to recruiters.  If, in the future, the Company reasonably believes that it is involved in any such activities that violate the restrictions on commissions, bonuses or other incentive payments to recruiters, it will provide the requested disclosure.

Management's Discussion and Analysis….. page 41

7.
Comment:  Please expand your disclosure in future filings to indicate the extent to which you anticipate that your loan commitments to students will increase in light of your anticipated increases in tuition. Please also address whether you anticipate that your bad debt expense will continue to increase as a percentage of revenue.

Response:  The Company does not believe that the required disclosures would be material to investors because the Company does not believe that there is a correlation between increases in tuition and increases in loan commitments nor is the Company aware of any trends that indicate its bad debt expense will continue to increase as a percentage of revenue.

The Company’s loan commitments to students are a function of how students choose to finance their education combined with the availability of financial aid grants and loans.  The Company extends credit to finance the gap that exists between the tuition charged for the program and the amount of grants, loans and parental loans each student receives.  Each student’s funding is unique and thus it is difficult to predict how many students will need the Company to extend credit to them.  For example, while the Company’s starts increased by 10,106 students during 2009, the number of students to which the Company extended credit increased by only 521 students.

The Company reserves for bad debt based upon the Company’s experience and judgment.  In establishing its reserve, the Company considers, among other things, current and expected economic conditions, a student's status (in-school or out-of-school), whether or not additional financial aid funding will be collected from Title IV Programs or other sources, whether or not a student is currently making payments, and overall collection history.

The Company’s analysis is updated quarterly to ensure that its reserves are aligned with current market conditions.  Changes in trends in any of these areas may impact bad debt expense.

While the Company experienced an increase in its bad debt expense as a percentage of revenue during 2009, the Company believes that this increase was largely attributable to prevailing economic conditions.   As default rates are tied to the current economic environment, it is difficult to predict trends with any degree of certainty.   For example, while the bad debt percentage was 7.0% as of December 31, 2009, it decreased to 5.5% as of March 31, 2010 and increased again as of June 30, 2010 to 6.6%.

The Company understands its requirement to identify and disclose known trends that are reasonably likely to have a material effect on financial condition or operating performance and will make the required disclosure if such a trend develops or occurs.

Proxy Statement

Board of Directors’ Role in Risk Oversight, page 8

8.
Comment:  We note your statement the “Compensation Committee strives to create incentives that encourage a level of risk-taking behavior consistent with the Company’s business which are appropriately balanced and do not motivate employees to take imprudent risks,” Please advise us of the process the Compensation Committee undertook to reach that conclusion.

Response:   On page 8 of our 2010 Definitive Proxy Statement, we disclose, “[t]he Compensation Committee strives to create incentives that encourage a level of risk-taking behavior consistent with the Company's business which are appropriately balanced and do not motivate employees to take imprudent risks.”  To reach this conclusion the Compensation Committee assessed our compensation policies and practices, and determined that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.  Accordingly, we concluded that no disclosure would be required in our proxy statement in response to Item 402(s) of Regulation S-K.

In reaching the conclusion that the manner in which we compensate and incentivize our employees does not create risks that are reasonably likely to have a material adverse effect on the Company, the Compensation Committee primarily considered the following factors:

•	Executive officers receive a mix of salary, cash-incentive awards and equity-based awards as compensation.

•
Cash incentives paid to our executive officers in 2009 ranged from approximately 35% to 65% of total direct compensation while base salary and long-term incentives accounted for approximately 35% to 65% of total direct compensation.  The Compensation Committee does not believe the amount of cash-incentives paid to our executive officers is material to the company.

•
Equity-based awards are designed to align the long-term interests of management and stockholders.  As the restricted stock grants made in 2009 vest over five years, the Compensation Committee does not believe that they incentivize management to take excessive risks for short term gains.

•	The Compensation Committee does not motivate employees to take significant risks with the Company’s capital.

Compensation Discussion and Analysis, page 12

Base Salary, page 13

9.
Comment:  We note that you consider “competitive pay levels at comparable companies” when setting base salaries for your named executive officers. Explain how you do this, and if it involves benchmarking against those companies, please identify those companies and how you benchmark.

Response:   In 2009, the Compensation Committee did not conduct any formal benchmarking and did not review any published survey data with respect to base salary or any other component of compensation.  The Compensation Committee reviewed publicly available compensation information set forth in public filings with the Securities and Exchange Commission (including base salaries, annual incentive bonuses and equity-based compensation) for the following peer companies:  Career Education Corporation, Corinthian Colleges, Inc., Strayer Education, Inc. and Universal Technical Institute, Inc.

While the Compensation Committee took this information into consideration, it did not target a specific comparative compensation level for 2009.

Stock Incentive, page 16

10.
Comment:  We note your disclosure of the factors the compensation committee considered in determining the equity awards granted to your named executive officers. As previously requested in our letter dated July 30, 2009, you should also discuss how the compensation committee considered the factors and why it determined to award the specific equity incentives to each named executive officer. Please comply in future filings. In addition, in your response letter, please provide us with draft disclosure that would have been included in your proxy for the fiscal year ended December 31, 2009.

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s request.  As set forth on page 16 of our annual proxy statement, equity awards are made in the sole discretion of the Compensation Committee.  In making its decision, the Compensation Committee reviews a multiplicity of factors as it deems appropriate, including total compensation at peer companies, the level of equity ownership of the executives and subjective performance evaluations.  No one factor is determinative in the decision-making process and the Compensation Committee may place differing weights on a factor for different executives.

The following is draft disclosure that would have been included in our proxy statement for the fiscal year ended December 31, 2009:

“The Committee does not apply specific formulas in determining the amounts of equity compensation.  Equity awards are made at the sole discretion of the Committee based upon a multiplicity of factors including total compensation at peer companies, the level of equity ownership of the executives, subjective judgment of individual performance during the year and corporate performance during the year.  No one factor is determinative in the decision-making process and the Compensation Committee may place differing weights on a factor for different executives.

Compensation at peer companies.  The Committee did not conduct any formal benchmarking and did not review any published survey data in 2009.  In determining the level of equity grants for each of our named executive officers, the Committee reviewed publicly available compensation information set forth in public filings with the Securities and Exchange Commission for the following peer companies:  Career Education Corporation, Corinthian Colleges, Inc., Strayer Education, Inc. and Universal Technical Institute, Inc.  The Company reviewed both the total compensation paid to named executive officers at these peer companies (as set forth in the applicable summary compensation tables) as well as the value of equity awards granted (as set forth in the grants of plan-based awards table).  While the Committee used this information as a reference, it did not target a specific comparative equity award or total compensation level for 2009.

The Committee also reviewed the terms of equity awards granted by the peer companies compared to the restricted stock awards to be granted to the Company’s named executive officers.

Level of equity ownership.  Prior to making equity grants in 2009, the Committee reviewed the outstanding equity ownership of each of the named executive officers compared to the Company’s outstanding capitalization.  The Committee takes the outstanding equity ownership (including vesting schedule of equity awards) into account in determining the size of equity grants.

 Subjective performance evaluations.  Each year the Executive Chairman conducts a performance review of the remaining named executive officers and presents such review to the Committee.  The Committee conducts a similar performance review of the Executive Chairman.  The results of this review are considered for all equity compensation grants.

Corporate Performance.  Finally, in making its equity award decisions, the committee reviews the Company’s overall performance during the relevant year.  In 2009 the Company had record earnings per share, student starts and student population.

Based upon this review, in November 2009 the Committee granted restricted stock under the Company’s long-Term Incentive Plan as follows Mr. McAlmont, 50,000; Mr. Shaw, 25,000; and Mr. Ribeiro 15,000.  The restricted stock vests ratably on each of the first through fifth anniversaries of the date of grant.  No stock options were awarded in 2009.  Mr. Carney did not receive a grant of restricted stock.”

Form 10-Q for the fiscal quarter ended June 30, 2010

“The sale of shares by our largest stockholder….” page 22

11.
Comment:  We note your statement that because you provided the required   documentation to the DOE with respect to your institutions prior to a certain date, you “understand”  that the expiration date of each Temporary PPA has been extended on a month-to-month basis. Please amend your Form 10-Q to expand this disclosure and indicate the basis for your understanding (i.e. whether the DOE has confirmed that you submitted all necessary documentation in a timely manner). Your revised disclosure should also address when you anticipate the DOE will complete its review of the application for each of your schools to participate in the Title IV programs. Disclose whether there is a maximum period of time in which these programs can continue to operate under the Temporary PPA on a month-to-month basis. We note your reference to the consequences if a Temporary PPA were to “expire.” Also revise your Management's Discussion and Analysis to prominently reflect the fact that each of your school's participation in the Title IV program is currently on a provisional basis that may be revoked at any time.

Response:    The DOE has completed its review of each institution’s application, has approved each institution’s application, and has sent to each of the Company’s 20 institutions a provisional program participation agreement.  Each institution has signed its provisional program participation agreement and returned it to the DOE for countersignature on behalf of the DOE.  Each of the Company’s 20 institutions has received its countersigned provisional program participation agreement from the DOE.  The Company will provide an update on the status of each of its 20 institutions with respect to their receipt of a countersigned provisional program participation agreement in the Company’s Form 10-Q for the quarterly period ended September 30, 2010.  In light of the DOE’s completion of its review of each institution’s application and its approval of each application, the Company respectfully requests your consent not to amend its Form 10-Q for the quarterly period ended June 30, 2010.

Please note that the DOE has the authority to revoke an institution’s eligibility, subject to certain due process protections that vary by certification type, whether an institution is provisionally certified or fully certified.  For example, as noted on page 26 of the Company’s 10-K for the year ended December 31, 2009, failure of an institution to comply with new or existing DOE regulations could result in an emergency action to suspend the institution’s participation in Title IV programs without prior notice or a prior opportunity for a hearing.  As noted on page 20 of the 10-K, the DOE may withdraw an institution’s provisional certification utilizing procedures that provide the subject institution with less due process protections than it would receive if it were fully certified.  For these reasons, the Company respectfully requests your consent not to revise its Management’s Discussion and Analysis to repeat such information.

*           *           *

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time.  You may reach the undersigned at (973) 736-9340.

Very Truly Yours,

/s/ Cesar Ribeiro
Cesar Ribeiro
Senior Vice President and Chief Financial Officer